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SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 7)
Park Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

700164106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

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CUSIP No. 700164106

Note:  This Amendment No. 7 to Schedule 13G is being filed solely to correct certain information disclosed under Item 4(c) of Amendment No. 6 to Schedule 13G filed on February 14, 2007 with respect to the number of shares owned by the reporting person’s spouse and children.  No other information contained in Amendment No. 6 to Schedule 13G is being amended or updated.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard J. Remijas, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	86,970
	6. Shared Voting Power	18,577
	7. Sole Dispositive Power	86,970
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 105,547
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in Row (9) 9.1%
12.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 700164106

Item 1.

(a)	Name of Issuer
Park Bancorp, Inc.
(b)	Address of Issuer’s Principal Executive Offices
5400 S. Pulaski, Chicago, Illinois 60632

Item 2.

(a)	Name of Person Filing
Richard J. Remijas, Jr.
(b)	Address of Principal Business Office or, if none, Residence
5400 S. Pulaski, Chicago, Illinois 60632
(c)	Citizenship
U.S. Citizen
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number 700164106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 700164106

Item 4.	Ownership.

(a)	Amount beneficially owned:
105,547
(b)	Percent of class:
9.1%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 86,970

(ii)	Shared power to vote or to direct the vote: 18,577

(iii)	Sole power to dispose or to direct the disposition of: 86,970

(iv)	Shared power to dispose or to direct the disposition of: 0

The amount beneficially owned by Mr. Remijas includes  51,140 shares subject to stock options that are exercisable or exercisable within 60 days from December 31, 2006 and 18,577 shares allocated to his account pursuant to the Employee Stock Ownership Plan for Park Federal Savings Bank (the “Bank”) to which there is shared voting power with the plan trustee. Mr. Remijas disclaims beneficial ownership of (i) 49,896 shares held in the Bank’s 401(k) Plan to which members of the Advisory Plan Committee for the 401(k) Plan share voting power and (ii) 2,364 shares owned by Mr. Remijas’ spouse and children. The disclaimed shares are not included in Mr. Remijas’ aggregate beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

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CUSIP No. 700164106

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2007	/s/Richard J. Remijas, Jr.
Name: Richard J. Remijas, Jr.